Exhibit 99.1

Eco Wave Power Global AB (publ) Announces Closing of $9.2 Million Public Offering, which Includes Full Exercise of the Underwriter’s Over-Allotment Option, and Nasdaq Listing

Stockholm, July 6, 2021 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE; Nasdaq First North: ECOWVE) (“EWPG” or the “Company”) today announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) on July 1, 2021. EWPG granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions and other offering expenses, including the exercise of the over-allotment option.

A.G.P./Alliance Global Partners acted as sole book-running manager for the offering.

The offering was made pursuant to an effective registration statement on Form F-1 (Registration No. 333-256515) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus relating to this offering was filed with the SEC. Copies of the final prospectus relating to the offering may be obtained by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by email at syndicate@allianceg.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at https://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EWPGs common shares are currently listed on Nasdaq First North Growth Market (“Nasdaq First North”) under the symbol “ECOWVE”. The filing of the prospectus in the United States with the SEC has no direct implications for EWPGs listing on Nasdaq First North in Sweden.

In connection with the offer or sale of securities referred to herein, the sole book-running manager may conduct stabilization or effect transactions on the Nasdaq with a view to support the market price of the securities at a level higher than that which might otherwise prevail. Any stabilization action will be conducted by the sole book-running manager in accordance with all applicable laws and rules.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“EWPG”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. EWPG’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

EWPG is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWPG’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Climate Action Award” from the United Nations.

EWPG’s common shares (ECOWVE) are traded on Nasdaq First North and EWPG’s ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Important Information

No announcements or information regarding the initial public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been or will be taken for the offering of shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of shares or ADSs, and the subscription for or purchase of shares or ADSs, are subject to special legal or statutory restrictions in certain jurisdictions. EWPG is not liable if these restrictions are not complied with by any other person.

This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. EWPG has not authorized any offer to the public of shares or rights in any member state of the EEA and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Aharon Yehuda, CFO
Aharon@ecowavepower.com

The information in the press release is information that EWPG is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person above, on July 6, 2021, at 10.10 pm (CEST).